Exhibit 99.1

ProQR Announces Proposed Underwritten Public Offering of Ordinary Shares

LEIDEN, Netherlands & CAMBRIDGE, Mass., October 15, 2019 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a biopharmaceutical company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced that it intends to offer and sell $50,000,000 of its ordinary shares in an underwritten public offering.  All of the shares are being offered by ProQR.  In addition, ProQR expects to grant the underwriters a 30-day option to purchase up to an additional $7,500,000 of ordinary shares, on the same terms and conditions.  The offering is subject to market conditions and other closing conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual terms of the offering.

ProQR intends to use the net proceeds from the offering to fund ongoing research and development activities and for working capital and other general corporate purposes.

Citigroup and Evercore ISI are acting as joint bookrunners for the offering.

A shelf registration statement relating to the offered ordinary shares was filed with the Securities and Exchange Commission (SEC) on November 7, 2019, which was declared effective on November 19, 2019.  A preliminary prospectus supplement related to the offering has been filed with the SEC and is available on the SEC’s website, located at www.sec.gov.  Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146; or Evercore ISI, Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, NY 10055, or by telephone at (888) 474-0200 or by email at ecm.prospectus@evercore.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome type 2 and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements about the proposed offering of ProQR’s ordinary shares and the use of proceeds therefrom. These forward-looking statements involve risks and uncertainties, many of which are beyond ProQR’s control, including risk and uncertainties related to market conditions and satisfaction of customary closing conditions related to the proposed offering. There can be no assurance that ProQR will be able to complete the proposed offering on the anticipated terms, or at all. Applicable risks also include those that are included in ProQR’s preliminary prospectus supplement and accompanying prospectus filed with the SEC for the proposed public offering, including the documents incorporated by reference therein, which include ProQR’s Annual Report on Form 20-F for the year ended December 31, 2018, and any subsequent SEC filings. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:
Smital Shah

Chief Financial Officer

T: +1 415 231 6431
ir@proqr.com